Attention: Business Editors VERSABANK ANNOUNCES INTENTION TO REALIGN CORPORATE STRUCTURE TO STANDARD US BANK FRAMEWORK - Proposed Structural Realignment Intended to Realize Additional Shareholder Value, Further Mitigate Risk and Reduce Corporate Costs - LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced its intention, subject to shareholder, regulatory and other approvals, to realign its corporate structure with the standard framework of a US bank (the “Structural Realignment”), under which the holding company parent would be domiciled in the United States. The proposed Structural Realignment is intended to realize additional shareholder value, further mitigate risk and reducing corporate costs. If shareholder, regulatory and other approvals are received, the key elements of the proposed Structural Realignment are expected to be as follows: • Existing shares of VersaBank (the current parent) will be exchanged for new shares of VersaHoldings US Corp. (the new parent), which is an existing US-domiciled entity originally established to hold VersaBank’s US subsidiaries; • The new shares of VersaHoldings (the new parent) will be listed on the Nasdaq and the Toronto Stock Exchange in place of the current VersaBank shares; • VersaBank’s Canadian operations will become VersaBank Canada, which will be headquartered in Canada, and will become a wholly owned subsidiary of VersaHoldings (the new parent), along with VersaBank USA and VersaFinance US Corp; • VersaBank Canada will continue to be overseen by a majority independent board of directors in compliance with the Bank Act (Canada) and applicable guidelines of the Office of the Superintendent of Financial Institutions (OSFI); • The Board of Governors of the Federal Reserve will continue to regulate VersaHoldings (the new parent) as a US Bank Holding Company; • Consolidated regulation and supervision of the subsidiaries of the VersaHoldings (the new parent) group of subsidiaries will be the responsibility of the Federal Reserve; and, • A new board of directors will be constituted for VersaHoldings (the new parent) in accordance with SEC and other applicable requirements. “Should shareholder, regulatory and other approvals be received, this initiative would be an important and strategic change to our corporate structure to align VersaBank with the standard framework with which US and international investment communities are most familiar, enabling eligibility for value driving inclusion in certain stock indices, including the Russell 2000, simplifying our regulatory structure, and reducing our corporate costs,” said David Taylor, President and Chief Executive Officer, VersaBank. “In addition, we believe this new structure would facilitate further international expansion as the Bank explores additional markets beyond Canada and the United States. The total cost of this realignment is expected to be approximately 1.5% of our current market capitalization, with the anticipated benefits to incremental shareholder value expected to far exceed this investment.” The estimated costs associated with the proposed Structural Realignment are expected to be approximately CAD$8 million, the vast majority of which is expected to be incurred in the third and fourth quarters of fiscal 2025, with some preliminary costs having been incurred in the second quarter of fiscal 2025. To facilitate the implementation of the proposed Structural Realignment, David Taylor, current Chair, President and Chief Executive Officer of VersaHoldings, would relinquish his title as Chief Executive Officer, VersaBank, while continuing in his role as President, VersaBank, as well as in his roles as Chair, President and Chief Executive Officer, VersaHoldings and Director and Chair, VersaBank USA. Susan McGovern, vice-chair of the board of directors of VersaBank, would be appointed interim Chief Executive Officer, VersaBank until the proposed Structural Realignment is completed. The proposed Structural Realignment is subject to approval by the Bank’s shareholders, the Office of the Comptroller of the Currency (OCC), the Federal Reserve, the Minister of Finance (Canada), the TSX and the Nasdaq. To effect the proposed Structural Realignment, VersaBank and VersaHoldings intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC), which will include a preliminary management information circular of VersaBank and will also constitute a preliminary prospectus with respect to the shares of VersaHoldings to be issued. The information in the preliminary management information circular/prospectus will not be complete and may be changed, and VersaBank and VersaHoldings will deliver a definitive management information circular/prospectus to shareholders as required by applicable law. This press release is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC or the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada in connection with the proposed Structural Realignment. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This press release has not been approved by any regulatory authority or stock exchange. No definitive agreement has been entered into with respect to the proposed Structural Realignment, and as such, the terms and conditions of the proposed Structural Realignment are subject to change, may be abandoned at any time, and are subject to legal, financial, tax, regulatory and other considerations that may have a significant impact on the Bank and its shareholders. The Bank’s board of directors has not made any final determination to proceed with the proposed Structural Realignment, and there can be no certainty that it will proceed on any particular basis or timeline, if at all. VersaBank Appoints the Honourable Frank Newbould as Chair of the Board of Directors VersaBank also announced the Honourable Frank Newbould has been named Chair of the Board of Directors. Mr. Newbould was appointed to the role of Chair following the decision by the Honourable Tom A. Hockin to not stand for re-election at the Bank’s most recent annual meeting. Mr. Hockin has transitioned to a new role as Director Emeritus of VersaHoldings.

“We are privileged to have the Honourable Frank Newbould serve as Chair of the Bank’s Board of Directors,” said Mr. Taylor. “Mr. Newbould’s extensive expertise and deep understanding of our business position him well for this critical role with our Bank. Prior to his appointment to the bench, Mr. Newbould was a director of the Bank, then named Pacific & Western Bank of Canada, from the time of its formation. We look forward to having him back as Chair.” Mr. Taylor added, “I would like to thank the Honourable Tom Hockin for his outstanding contributions to VersaBank and invaluable guidance during his Chair of the Board of Directors for more than a decade. We look forward to his ongoing contributions as we capitalize on this important next step in the Bank’s evolution.” Mr. Newbould has served as a counsel at Thornton Grout Finnigan LLP since 2017. Prior to joining TGF, Frank spent more than 10 years as a judge of the Ontario Superior Court of Justice, including as Team Leader of the Commercial List in Toronto, the country’s first and busiest commercial court. Cases he heard included domestic and cross-border insolvency matters, corporate amalgamations and reorganizations, proceedings for relief under business corporation statutes including oppression actions, and other complex commercial matters and disputes. Among his numerous high-profile cases, Justice Newbould conducted the first cross-border joint trial in Canada with the Delaware Bankruptcy Court in the global proceedings involving the Nortel Networks group of companies to determine entitlement to US$7.3 billion in proceeds of sale, using state-of-the-art technology. Mr. Newbould has been recognized in all major professional directories including Chambers Global, the International Who’s Who of Business Lawyers and the Lexpert / American Lawyer Guide to the 500 Leading Lawyers in Canada. In 2016, Canadian Lawyer magazine named him one of the Top 25 Most Influential Lawyers in Canada. Frank was appointed King’s Counsel in 1981, and is an active member of various industry associations, including INSOL International and the International Insolvency Institute. He is also a Fellow of the American College of Trial Lawyers and a Past Director of The Advocates Society. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the proposed Structural Realignment; the relocation of the Bank’s headquarters to the United States; the expected realization of additional shareholder value, the mitigation of risk and the reduction of corporate costs as a result of the proposed Structural Realignment; the key elements of the proposed Structural Realignment, including the listing of VersaHoldings’ shares on the Nasdaq and the anticipated regulatory framework; the specific terms and conditions of the proposed Structural Realignment; the ability to obtain inclusion on stock indices, including the Russell 2000; expected corporate governance changes and changes in management in connection with the proposed Structural Realignment; the ability to expand internationally beyond Canada and the United States; and the intention to file a registration statement on Form S-4 (including a preliminary management information circular/prospectus). Words such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” are intended to identify forward-looking statements. These forward-looking statements by their nature require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to: the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the United States in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive. Although the Bank believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and actually results may differ materially. Completion of the proposed Structural Realignment is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent the Bank’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X